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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
        of the Securities and Exchange Act of 1934 or Suspension of Duty
               to File reports Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934.


                        COMMISSION FILE NO. 333-49015-01

 BEAR STEARNS ASSET-BACKED SECURITIES, INC. (AS DEPOSITOR UNDER THE POOLING AND
   SERVICING AGREEMENT, DATED JUNE 1, 1998, PROVIDING FOR THE ISSUANCE OF THE
            AMERICAN RESIDENTIAL HOME EQUITY LOAN TRUST ASSET-BACKED
                          CERTIFICATES, SERIES 1998-1)


                   BEAR STEARNS ASSET BACKED SECURITIES, INC.
                    (Exact name as specified in its charter)


                                 245 Park Avenue
                               New York, NY 10167
                                 (212) 272-4095
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)       [ ]     Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)      [ ]     Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)       [ ]     Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)      [ ]     Rule 15d-6                [ ]
         Rule 12h-3(b)(1)(i)       [X]



         Approximate number of holders of record as of the certification or notice date:

                                    Seven (7)





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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
American Residential Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Dated: June 15, 1999                    BEAR STEARNS ASSET BACKED
                                        SECURITIES, INC.



                                        By:      /s/ Jonathan Lieberman
                                            ------------------------------------
                                            Jonathan Lieberman
                                            Vice President